                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. __)*

                  American Income Partners V-C Limited Partnership
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                                  (Name of Issuer)

                  Units Representing Limited Partnership Interest
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                           (Title of Class of Securities)

                                        None
                          -------------------------------
                                   (CUSIP Number)


                                   Gary D. Engle
                     One Canterbury Green, Stamford, CT  06901
                                   (203) 363-0853
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 February 12, 1998
              --------------------------------------------------------
              (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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                                    SCHEDULE 13D

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  CUSIP No. None                                        Page 2 of 5 Pages
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

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gary D. Engle

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                    (b) / /

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     AF

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                              / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

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   NUMBER OF         7.   SOLE VOTING POWER
                          67,727(1)
    SHARES
                    ----------------------------------------------------------
  BENEFICIALLY       8.   SHARED VOTING POWER
                          None
    OWNED BY
                    ----------------------------------------------------------
      EACH           9.   SOLE DISPOSITIVE POWER
                          67,727(1)
    REPORTING
                    ----------------------------------------------------------
     PERSON          10.  SHARED DISPOSITIVE POWER
                          None
      WITH
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      67,727(1)
      (1)Beneficial ownership disclaimed.

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                            / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.3%

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14.   TYPE OF REPORTING PERSON
      IN

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

                                    SCHEDULE 13D

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  CUSIP No. None                                        Page 3 of 5 Pages
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Item 1.  Security and Issuer

     This Statement relates to units (the "Units") representing limited partnership interest of American Income Partners V-C Limited Partnership, a Massachusetts limited partnership (the "Issuer"), which has its principal executive offices at 88 Broad Street, Boston, Massachusetts 02110.

Item 2.  Identity and Background

     The person filing this Statement is Gary D. Engle.

     Mr. Engle is President and Chief Executive Officer of Equis Corporation, the general partner of Equis Financial Group Limited Partnership ("Equis"). Equis is a Massachusetts limited partnership engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle is a U.S. citizen. Mr. Engle controls AAL, Inc., a Massachusetts corporation that is the general partner of Atlantic Acquisition Limited Partnership ("Atlantic"), and ONC I Corp., a Massachusetts corporation that is the general partner of Old North Capital Limited Partnership ("Old North Capital"). Atlantic owns 59,877 Units and Old North Capital owns 7,850 Units of the Issuer. Mr. Engle also controls the general partner of the Issuer. The business address of Mr. Engle and Equis is One Canterbury Green, Stamford, Connecticut 06901. The business address of Atlantic and Old North Capital is 88 Broad Street, Boston, Massachusetts 02110.

     During the last five years, Mr. Engle (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On February 12, 1998, Old North Capital acquired 6,090 Units for an aggregate cash purchase price of $13,398.00. The source of the funds used in making the purchase was the working capital of Old North Capital.

Item 4.  Purpose of Transaction

     Old North Capital acquired the 6,090 Units in a privately-negotiated transaction that was initiated by the sellers. Old North Capital did not acquire the Units with the intent of influencing the general partner of the Issuer or the business of the Issuer. The value of the Issuer's equipment portfolio decreases over time due to depreciation resulting from the age and usage of the equipment. As a result, the Issuer's fixed costs related to

                                    SCHEDULE 13D

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  CUSIP No. None                                        Page 3 of 5 Pages
------------------------                              ------------------------


     operating as a public entity increase as a percentage of the Issuer's equipment value. The general partner of the Issuer, which, like Old North Capital and Atlantic, is controlled by Mr. Engle, is evaluating a variety of transactions that will reduce the Issuer's prospective costs and therefore enhance the overall value of the Units. Such a transaction could involve the sale of the Issuer's remaining equipment or it could be one that would permit the consolidation of the Issuer's expenses with other similarly-organized leasing programs. The ability of the general partner of the Issuer to conclude any such transaction is conditioned on a number of factors, including the market for used equipment, the market for securities of equipment-leasing companies and the Issuer's ability to resolve its currently outstanding litigation. There are no assurances that any transaction will be effectuated.

Item 5.  Interest in Securities of the Issuer

     As of the date of this Statement, Mr. Engle beneficially owns 67,727 Units, representing approximately 7.3% of the outstanding Units. Of the Units beneficially owned by Mr. Engle, 59,877 are beneficially owned by Atlantic and 7,850 are beneficially owned by Old North Capital. Atlantic disclaims any beneficial ownership of the Units owned by Old North Capital, Old North Capital disclaims any beneficial ownership of the Units owned by Atlantic and Mr. Engle disclaims any beneficial ownership of the Units owned by Atlantic and Old North Capital. Atlantic has sole power to vote and to dispose of the Units owned by it, and Old North Capital has sole power to vote and to dispose of the Units owned by it.

     In addition to the transaction described in Item 3 above, in which 6,090 Units were acquired for $2.20 per share, during the 60-day period prior to the date of this Statement Old North Capital on February 9, 1998, acquired 400 Units for $2.00 per share in a privately-negotiated transaction that was initiated by the seller and on January 30, 1998, acquired 520 Units for $1.00 per share through a broker.

     Except for the respective partners comprising Atlantic and Old North Capital, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by Atlantic or Old North Capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7.  Material to Be Filed as Exhibits

     Not applicable.

                                    SCHEDULE 13D

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  CUSIP No. None                                        Page 5 of 5 Pages
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February  17, 1998                      /s/Gary D. Engle
         ------------------                  ----------------------
               Date                          Name:  Gary D. Engle